As filed with the Securities and Exchange Commission on November 29, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FEI COMPANY

(Exact name of registrant as specified in its charter)

Oregon		93-0621989
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)
5350 NE Dawson Creek Drive Hillsboro, Oregon 97124-5793 (503) 726-7500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Don R. Kania
President and Chief Executive Officer
FEI Company
5350 NE Dawson Creek Drive
Hillsboro, Oregon 97124-5793
(503) 726-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Tad Freese Keith Benson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	N. Anthony Jeffries Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Andrew D. Soussloff Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, no par value, and associated preferred stock purchase rights	8,406,007	$24.04	$202,080,408	$21,623

(1)             Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices for the registrant’s common stock on November 28, 2006 in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Subject to Completion
Preliminary Prospectus dated November 29, 2006

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

8,406,007 Shares

Common Stock

The shares of common stock in this offering are being offered by the selling shareholder named in this prospectus.

Our common stock is listed on the Nasdaq Global Market under the symbol “FEIC”. The last reported sale price of our common stock on the Nasdaq Global Market on November 28, 2006 was $24.01 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling shareholder	$	$

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about December          , 2006.

Merrill Lynch & Co.	Credit Suisse
Needham & Company, LLC	Thomas Weisel Partners LLC

The date of this prospectus is                 , 2006.

You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling shareholder and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholder and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section titled “Risk Factors” and our financial statements and the notes to those financial statements, which are incorporated by reference in this prospectus, and the other financial information appearing elsewhere or incorporated by reference in this prospectus. References to “we,” “us” and “our” refer to FEI Company.

Overview

We are a leading supplier of products that enable the research, development and manufacturing of nanoscale features by helping our customers understand their three-dimensional structures. We sell our products into three markets: NanoElectronics, NanoResearch and Industry and NanoBiology. In each of these markets, decreasing feature sizes and the need for sub-surface, structural information drive demand for our products and services. Our solutions are based on a combination of patented and proprietary technologies that enable the viewing, measuring, analyzing and modifying of physical structures at scales below one billionth of a meter, or a nanometer. Our products enable and support innovation in nanometer structures, known as nanotechnology, and help our customers to develop products faster, control manufacturing processes better and understand the structure of a variety of complex substances.

We refer to our comprehensive suite of solutions as “Tools for Nanotech.” In 2005, we introduced the world’s most powerful commercially-available electron microscope, called the Titan, enhancing our position as a leader in tools for nanotechnology research and development. The development of these solutions has been driven by our strong technology base that includes an extensive patent portfolio and the technical expertise and knowledge base of approximately 358 research and development personnel worldwide. To date, we have a total worldwide installed base of approximately 6,500 systems. As of November 21, 2006, we have approximately 135 U.S. patents, 180 international patents, 46 U.S. pending patent applications (excluding provisional patents) and 223 international pending patent applications.

Our products and systems include hardware and software for focused ion beams, or FIBs, scanning electron microscopes, or SEMs, transmission electron microscopes, or TEMs, and DualBeam systems, which combine a FIB and SEM on a single platform. Our DualBeam systems include models that have wafer handling capability that are purchased by NanoElectronics customers (“wafer-level DualBeam systems”) and models that have small stages and are sold to customers in several markets (“small stage DualBeam systems”).

Industry Background

The NanoElectronics market consists of customers in the semiconductor, data storage and related industries such as printers and microelectromechanical systems (“MEMs”). For the semiconductor market, our growth is driven by shrinking line widths and process nodes to 65 nanometers and below, the use of multiple layers of new materials such as copper and low-k dielectrics, the increase in wafer size to 300 millimeters in diameter and increasing device complexity. Our products are used throughout the development and manufacturing cycles for semiconductors to speed new product development and increase yields by enabling three-dimensional wafer metrology, defect analysis, root cause failure analysis and circuit edit for modifying device structures. In the data storage market, our growth is driven by rapidly increasing storage densities that require smaller recording heads, thinner geometries, materials that increase the complexity of device structures and the transition from longitudinal to perpendicular recording heads. Our products offer three-dimensional metrology for thin film head processing and root cause failure analysis.

The NanoResearch and Industry market includes universities, public and private research laboratories and a wide range of industrial customers, including customers from the automobile, aerospace, metal, mining and petrochemical markets. Growth in these markets is driven by corporate and government funding for research and development in materials science. Our solutions provide researchers and manufacturers with atomic level resolution images and permit development, analysis and production of advanced products. Our products are also used in root cause failure analysis and quality control applications.

The NanoBiology market includes universities and research institutes engaged in biotech and life sciences research, as well as pharmaceutical, medical device and hospital companies. Our products’ ultra-high resolution imaging allows cell biologists and drug researchers to create detailed three dimensional reconstructions of complex biological structures, enabling them to map proteins within cells. Our products are also used in a range of pathology and quality control applications.

Our Core Technologies

We use several core technologies to deliver a range of value-added customer solutions. Our core technologies include:

•       focused ion beams, which allow modification of structures in sub-micron geometries;

•       focused electron beams, which allow imaging, analysis and measurement of structures at sub-micron and even atomic levels;

•       beam gas chemistries, which increase the effectiveness of ion and electron beams and allow etching and deposition of materials on structures at sub-micron levels; and

•       system automation and sample management tools, which provide faster access to data and improved ease of use for operators of our systems.

Particle beam technologies—focused ion beams and electron beams. The emission and focusing of ions, which are positively or negatively charged atoms, or electrons from a source material, are fundamental to many of our products. Particle beams are accelerated and focused on a sample for purposes of high resolution imaging and sample processing. The fundamental properties of ion and electron beams permit them to perform various functions.

Beam gas chemistry. Beam gas chemistry plays an important role in enabling our electron and ion beam based products to perform many tasks successfully. Beam gas chemistry involves the interaction of the primary ion beam with an injected gas near the surface of the sample. This interaction results in either the deposit of material or the enhanced removal of material from the sample. Both of these processes are critical to optimizing and expanding FIB and SEM applications. The NanoElectronics, NanoResearch and Industry and NanoBiology markets have growing needs for gas chemistry technologies, and we have aimed our development strategy at meeting these requirements.

System automation and sample management. Drawing on our knowledge of application needs, and using robotics and image recognition and reconstruction software, we have developed automation capabilities that allow us to increase system performance, speed and precision. These capabilities have been especially important to our development efforts for in-line products and applications in the data storage and semiconductor markets and we expect these capabilities to be increasingly important in emerging production and process control applications in the NanoResearch and Industry and NanoBiology markets. Two important areas where we have developed significant automation technologies are TEM sample preparation and three-dimensional process control. TEMs are widely used in the NanoElectronics markets to obtain valuable high-resolution images of extremely small, even atomic-level, structures. TEM sample preparation has traditionally been a slow and difficult manual process. With our DualBeam systems and proprietary software, we have automated this process, significantly improving the sample consistency and overall throughput. Similarly, by automating three-dimensional process control applications, we allow customers to acquire previously unobtainable subsurface process metrics directly from within the production line, improving process management.

Corporate Information

We are an Oregon corporation formed in 1971. The mailing address of our principal executive offices is 5350 NE Dawson Creek Drive, Hillsboro, Oregon 97124-5793, and our telephone number is (503) 726-7500. We maintain a web site on the Internet at www.fei.com. Information contained on our web site is not incorporated by reference in this prospectus.

Recent Developments

On November 20, 2006, we completed the sale of our Knights Technology subsidiary (“Knights”) to Magma Design Automation Inc. Knights provides yield management and failure analysis software solutions to the semiconductor industry. Knights accounted for less than 2% of our consolidated revenues in the thirty-nine week period ended October 1, 2006 and the year ended December 31, 2005 and less than 4% of our consolidated gross profit in each of these periods.

The Offering

Selling Shareholder	Philips Business Electronics International B.V. (“PBE”), a wholly owned subsidiary of Koninklijke Philips Electronics NV (“Philips”)
Shares of common stock offered by the Selling Shareholder	8,406,007
Shares of common stock outstanding before and after this offering	33,877,553(1)
Use of proceeds	We will not receive any proceeds from this offering.
Nasdaq Global Market Symbol	“FEIC”

(1)                               Except as otherwise indicated, all share information in this prospectus is based on the number of shares outstanding on November 15, 2006 and excludes:

•       4,888,759 shares of common stock subject to outstanding stock options with a weighted average exercise price of $20.95 per share;

•       267,000 shares of common stock subject to restricted stock units;

•       shares issuable upon the conversion of our outstanding convertible debt;

•       3,221,412 shares of common stock available for future grant or issuance under our 1995 Stock Incentive Plan, our 1995 Supplemental Stock Incentive Plan and our 1998 Employee Share Purchase Plan; and

•       185,000 shares of common stock, which is the amount we estimate is potentially issuable to PBE in connection with the exercise of options that were outstanding on February 21, 1997, as described in more detail under “Selling Shareholder—Right to Receive Additional Common Stock.”

Philips Share Ownership

Philips initially acquired the shares of our common stock that it is offering in this prospectus in a reverse acquisition in 1997. In that transaction, Philips received approximately 55% of our common stock in exchange for its electron microscope business. In 2001, Philips sold 6,133,334 shares of our common stock in a registered public offering, reducing its ownership in us to approximately 25.5%. In this offering, Philips is intending to divest the balance of its shares, which currently represent approximately 24.8% of our outstanding shares.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION IN THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 8 AND ALL OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

Summary Consolidated Financial Data

The summary consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes incorporated by reference in this prospectus. The statement of operations data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The statement of operations data for the years ended December 31, 2001 and 2002 have been derived from our audited consolidated financial statements which are not incorporated by reference in this prospectus. The statement of operations data for the thirty-nine weeks ended October 2, 2005 and October 1, 2006 and the balance sheet data as of October 1, 2006 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and results of operations for those periods and as of such dates.

						Thirty-Nine	Thirty-Nine
	Year Ended December 31,					Weeks Ended	Weeks Ended
	2001	2002	2003	2004	2005	Oct. 2, 2005	Oct. 1, 2006
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$376,004	$341,381	$360,977	$465,705	$427,229	$325,608	$343,857
Gross profit	182,392	149,813	145,311	189,456	151,823	122,032	141,247
Research and development expense	41,503	42,483	46,312	55,857	59,871	45,483	43,525
Selling, general and administrative expense	71,620	71,531	77,444	94,433	99,787	75,738	73,352
Restructuring, impairment and other operating expenses(1)	10,195	17,185	7,987	6,531	38,115	24,252	15,487
Net income (loss)	$32,506	$8,678	$7,194	$16,573	$(78,158)	$(47,465)	$5,386
Basic income (loss) per share	$1.06	$0.27	$0.22	$0.50	$(2.33)	$(1.41)	$0.16
Diluted income (loss) per share	$1.02	$0.26	$0.20	$0.42	$(2.33)	$(1.41)	$0.15
Shares used in basic per share calculations	30,563	32,493	32,930	33,253	33,595	33,555	33,796
Shares used in diluted per share calculations	31,986	33,460	36,844	39,668	33,595	33,555	39,614

Oct. 1, 2006
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$92,323
Working capital	448,514
Total assets	780,242
Convertible debt	310,882
Shareholders’ equity	319,845

(1)          Included in restructuring, impairment and other operating expenses in the thirty-nine week period ended October 1, 2006 were the following:

•       $9.3 million of restructuring, reorganization, relocation and severance charges in connection with the termination of our former CEO, including $2.2 million of cash payments and a non-cash charge of $7.1 million for stock-based compensation, as a result of the acceleration of, and extended period to exercise, his existing stock options in accordance with his 2002 severance agreement;

•       $3.3 million of additional restructuring, reorganization, relocation and severance charges related to the closure of certain of our European field offices and a research and development center in Tempe, Arizona, as well as residual costs related to the Peabody, Massachusetts plant closure and the downsizing of the related semiconductor businesses;

•       $0.5 million for legal and other costs in connection with potential merger negotiations which were terminated by us in February 2006; and

•       a $0.5 million charge for asset impairments related to the previously-announced decision to discontinue implementation of a new enterprise resource planning (“ERP”) system and pursue less costly alternatives.

Included in restructuring, impairment and other operating expenses in the thirty-nine weeks ended October 2, 2005 and the year ended December 31, 2005 were the following:

•       $16.7 million of asset impairments primarily related to semiconductor products and $25.4 million of the write-off of all costs related to our ERP system as we determined that the future cost required to complete the ERP system did not justify the potential return; and

•       $3.9 million of restructuring charges, primarily for severance, lease abandonment and relocation expenses for the closure of our Peabody facility and $8.5 million of consolidation of certain of our European facilities.

Included in 2004 restructuring, impairment and other operating expenses was a $0.6 million charge for restructuring, reorganization and relocation primarily related to lease abandonment costs.

Included in 2003 restructuring, impairment and other operating expenses was a $1.7 million charge for restructuring, reorganization and relocation related to our fourth quarter 2002 and second quarter 2003 restructuring and reorganization plans, plus $1.2 million for the write-off of in-process purchased technology.

Included in 2002 restructuring, impairment and other operating expenses was a restructuring charge of $5.5 million undertaken to consolidate operations, eliminate redundant facilities and reduce operating expenses, plus a charge of $6.8 million for the proposed merger with Veeco Instruments Inc., which was subsequently abandoned.

Included in 2001 restructuring, impairment and other operating expenses was a charge of $3.4 million to write off acquired in-process research and development in connection with acquisitions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that involve risks and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “should,” “estimates,” “predicts,” “potential,” “continue,” “becoming,” “transitioning” and similar expressions to identify such forward-looking statements.

These forward-looking statements apply only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks we face as described under the section titled “Risk Factors” in this prospectus as well as those noted in similar sections of the documents incorporated by reference into this prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this prospectus. Such forward-looking statements include statements as to, among others:

•       business strategy;

•       management and leadership changes;

•       sales, marketing and distribution;

•       competition and pricing;

•       demand for nanotechnology and semiconductor equipment;

•       future revenues and profits;

•       research and development expenses;

•       selling, general and administrative expenditures;

•       interest and other income;

•       foreign exchange fluctuations;

•       capital resources sufficiency;

•       strategic investments;

•       note and stock buybacks;

•       restructuring activities, expenses and associated annualized savings; and

•       our business outlook.

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risks and all of the other information set forth or incorporated by reference in this prospectus. The following risks and the risks described elsewhere in, or incorporated by reference in, this prospectus, including in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for the quarterly periods ended April 2, 2006, July 2, 2006 and October 1, 2006, could materially harm our business, financial condition, future results and cash flow. If any of these risks occur, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business

Our business is complex, and changes to the business may not achieve their desired benefits.

Our business is based on a myriad of technologies, encompassed in multiple different product lines, addressing various markets in different regions of the world. A business of our breadth and complexity requires significant management time, attention and resources. In addition, significant changes to our business, such as changes in manufacturing, operations, product lines, market focus or organizational structure or focus, can be distracting, time-consuming and expensive. These changes can have short-term adverse effects on our financial results and may not provide their intended long-term benefits. Failure to achieve these benefits would have a material adverse impact on our financial position, results of operations or cash flow.

We operate in highly competitive industries, and we cannot be certain that we will be able to compete successfully in such industries.

The industries in which we operate are intensely competitive. Established companies, both domestic and foreign, compete with us in each of our product lines. Many of our competitors have greater financial, engineering, manufacturing and marketing resources than we do and may price their products very aggressively. Our significant competitors include: JEOL Ltd., Hitachi Ltd., Seiko Instruments Inc., Carl Zeiss SMT A.G., Applied Materials, Inc., Orsay Physics S.A. and Credence Systems Corporation. In addition, some of our competitors may cooperate with each other, as in the case of the recently announced distribution arrangement between Seiko Instruments, Inc. and Carl Zeiss SMT A.G. in Japan.

A substantial investment by customers is required for them to install and integrate capital equipment into their laboratories and process applications. As a result, once a manufacturer has selected a particular vendor’s capital equipment, the manufacturer generally relies on that equipment for a specific production line or process control application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, if a particular customer selects a competitor’s capital equipment, we expect to experience difficulty selling to that customer for a significant period of time.

Our ability to compete successfully depends on a number of factors both within and outside of our control, including:

•       price;

•       product quality;

•       breadth of product line;

•       system performance;

•       ease of use;

•       cost of ownership;

•       global technical service and support;

•       success in developing or otherwise introducing new products; and

•       foreign currency movements.

We cannot be certain that we will be able to compete successfully on these or other factors, which could negatively impact our revenues, gross margins and net income in the future.

The loss of one or more of our key customers would result in the loss of significant net revenues.

A relatively small number of customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these key customers, if we experience a loss of any of our key customers or if we suffer a substantial reduction in orders from these customers. Our ability to continue to generate revenues from our key customers will depend on our ability to introduce new products that are desirable to these customers.

Because we do not have long-term contracts with our customers, our customers may stop purchasing our products at any time, which makes it difficult to forecast our results of operations and to plan expenditures accordingly.

We do not have long-term contracts with our customers. Accordingly:

•       customers can stop purchasing our products at any time without penalty;

•       customers may cancel orders that they previously placed;

•       customers may purchase products from our competitors;

•       we are exposed to competitive pricing pressure on each order; and

•       customers are not required to make minimum purchases.

If we do not succeed in obtaining new sales orders from existing customers, our results of operations will be negatively impacted.

Because many of our shipments occur in the last month of a quarter, we are at risk of one or more transactions not being delivered according to forecast.

We have historically shipped approximately 75% of our products in the last month of each quarter. As any one shipment may be significant to meeting our quarterly sales projection, any slippage of shipments into a subsequent quarter may result in our not meeting our quarterly sales projection, which may adversely impact our results of operations for the quarter.

We rely on a limited number of parts, components and equipment manufacturers. Failure of any of these suppliers to provide us with quality products in a timely manner could negatively affect our revenues and results of operations.

Failure of critical suppliers of parts, components and manufacturing equipment to deliver sufficient quantities to us in a timely and cost-effective manner could negatively affect our business. We currently use numerous vendors to supply parts, components and subassemblies for the manufacture and support of our products. Some key parts, however, may only be obtained from a single supplier or a limited group of suppliers. In particular, we rely on: VDL Enabling Technologies Group, or ETG, and Frencken

Mechatronics B.V. for our supply of mechanical parts and subassemblies; Gatan, Inc. for critical accessory products; and Neways Electronics, N.V. and Benchmark Electronics for some of our electronic subassemblies. In addition, some of our suppliers rely on sole suppliers. As a result of this concentration of key suppliers, our results of operations may be materially and adversely affected if we do not timely and cost-effectively receive a sufficient quantity of quality parts to meet our production requirements or if we are required to find alternative suppliers for these supplies. We may not be able to expand our supplier group or to reduce our dependence on single suppliers. From time to time, we have experienced supply constraints with respect to the mechanical parts and subassemblies produced by ETG and electronic components manufactured by Benchmark Electronics, which in turn have delayed our product shipments. In the future, if ETG or Benchmark Electronics is not able to meet our supply requirements, these constraints may affect our ability to deliver products to customers in a timely manner, which could have an adverse effect on our results of operations. Further, both ETG and Benchmark Electronics have recently been acquired by new owners. Integration issues, strategic redirection or other business changes from the acquisitions could add to our supplier constraints and adversely affect our operating results. In addition, because we only have a few equipment suppliers, we may be more exposed to future cost increases for this equipment.

The industries in which we sell our products are cyclical, which may cause our results of operations to fluctuate.

Our business depends in large part on the capital expenditures of customers within our NanoElectronics, NanoResearch and Industry and NanoBiology market segments, which, along with Service and Components sales, accounted for the following amounts and percentages of our net sales for the period indicated:

	Thirty-Nine Weeks Ended October 1, 2006
	($ in thousands)
NanoElectronics	$116,895	34.0%
NanoResearch and Industry	109,741	31.9
NanoBiology	30,835	9.0
Service and Components	86,386	25.1
	$343,857	100.0%

The largest sub-parts of the NanoElectronics market are the data storage and semiconductor industries. These industries are cyclical and have experienced significant economic downturns at various times in the last decade. Such downturns have been characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. A downturn in one or more of these industries, or the businesses of one or more of our customers, could have a material adverse effect on our business, prospects, financial condition and results of operations. For example, in 2005, the semiconductor equipment market experienced weakness. Global economic conditions continue to be volatile and slower growth or reduced demand for our customers’ products in the future would cause our business to decline. During downturns, our sales or margins may decline.

The NanoResearch and Industry market is also affected by overall economic conditions, but is not as cyclical as the NanoElectronics market. However, NanoResearch and Industry customer spending is highly dependent on governmental and private funding levels and timing, which can vary depending on budgetary and/or economic constraints.

The NanoBiology market is a smaller and emerging market, and the tools we sell into that market often have average selling prices of over $1 million. As a result, movement of a small number of sales from one quarter to the next could cause significant variability in quarter-to-quarter growth rates, even as we believe that this market has the potential for long-term growth.

As a capital equipment provider, our revenues depend in large part on the spending patterns of our customers, who often delay expenditures or cancel orders in reaction to variations in their businesses or general economic conditions. Because a high proportion of our costs are fixed, we have a limited ability to reduce expenses quickly in response to revenue shortfalls. In a prolonged economic downturn, we may not be able to reduce our significant fixed costs, such as manufacturing overhead, capital equipment or research and development costs, which may cause our gross margins to erode and our net loss to increase or earnings to decline.

If our customers cancel or reschedule orders or if an anticipated order for even one of our systems is not received in time to permit shipping during a certain fiscal period, our operating results for that fiscal period may fluctuate and our business and financial results for such period could be materially and adversely affected.

Our customers are able to cancel or reschedule orders, generally with limited or no penalties, depending on the product’s stage of completion. The amount of purchase orders at any particular date, therefore, is not necessarily indicative of sales to be made in any given period. Our build cycle, or the time it takes us to build a product to customer specifications, typically ranges from one to six months. During this period, the customer may cancel the order, although generally we will receive a cancellation fee based on the agreed-upon shipment schedule. In addition, we derive a substantial portion of our net sales in any fiscal period from the sale of a relatively small number of high-priced systems, with a large portion in the last month of the quarter. Further, in some cases, our customers have to make changes to their facilities to accommodate the site requirements for our tools and may reschedule their orders because of the time required to complete these facility changes. This is particularly true of the high-performance TEMs, including our Titan tool. As a result, the timing of revenue recognition for a single transaction could have a material effect on our revenue and results of operations for a particular fiscal period.

Due to these and other factors, our net revenues and results of operations have fluctuated in the past and are likely to fluctuate significantly in the future on a quarterly and annual basis. It is possible that in some future quarter or quarters our results of operations will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly.

Many of our projects are funded under federal, state and local government contracts and if we are found to have violated the terms of the government contracts or applicable statutes and regulations, we are subject to the risk of suspension or debarment from government contracting activities, which could have a material adverse effect on our business and results of operations.

Many of our projects are funded under federal, state and local government contracts. Government contracts are subject to specific procurement regulations, contract provisions and requirements relating to the formation, administration, performance and accounting of these contracts. Many of these contracts include express or implied certifications of compliance with applicable laws and contract provisions. As a result of our government contracting, claims for civil or criminal fraud may be brought by the government for violations of these regulations, requirements or statutes. Further, if we fail to comply with any of these regulations, requirements or statutes, our existing government contracts could be terminated, we could be suspended or debarred from government contracting or subcontracting, including federally funded projects at the state level. If one or more of our government contracts are terminated for any reason, or if we are suspended from government work, we could suffer the loss of the contracts, which could have a material adverse effect on our business and results of operations.

Changes and fluctuations in government’s spending priorities could adversely affect our revenue.

Because a substantial part of our overall business is generated either directly or indirectly as a result of federal and local government regulatory and infrastructure priorities, shifts in these priorities due to changes in policy imperatives or economic conditions, which are often unpredictable, may affect our revenues.

Political instability in key regions around the world coupled with the U.S. government’s commitment to the “war on terror” put at risk federal discretionary spending, including spending on nanotechnology research programs and projects that are of particular importance to our business. At the state and local levels, the need to compensate for reductions in federal matching funds, as well as financing of federal unfunded mandates, creates strong pressures to cut back on research expenditures as well. A potential reduction of federal funding may adversely affect our business.

We have long sales cycles for our systems, which may cause our results of operations to fluctuate and could negatively impact our stock price.

Our sales cycle can be twelve months or longer and is unpredictable. Variations in the length of our sales cycle could cause our net sales and, therefore, our business, financial condition, results of operations, operating margins and cash flows, to fluctuate widely from period to period. These variations could be based on factors partially or completely outside of our control.

The factors that could affect the length of time it takes us to complete a sale depend on many elements, including:

•       the efforts of our sales force and our independent sales representatives;

•       changes in the composition of our sales force, including the departure of senior sales personnel;

•       the history of previous sales to a customer;

•       the complexity of the customer’s manufacturing processes;

•       the economic environment;

•       the internal technical capabilities and sophistication of the customer; and

•       the capital expenditure budget cycle of the customer.

Our sales cycle also extends in situations where the sale involves developing new applications for a system or technology. As a result of these and a number of other factors that could influence sales cycles with particular customers, the period between initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, may vary widely.

The loss of key management or our inability to attract and retain managerial, engineering and other technical personnel could have a material adverse effect on our business, financial condition and results of operations.

Attracting qualified personnel is difficult, and our recruiting efforts may not be successful. Specifically, our product generation efforts depend on hiring and retaining qualified engineers. The market for qualified engineers is very competitive. In addition, experienced management and technical, marketing and support personnel in the technology industry are in high demand, and competition for such talent is intense. In July 2006, we announced that we had hired a new President and Chief Executive Officer; he began his employment with us on August 14, 2006. The loss of key personnel, or our inability to attract key personnel, could have an adverse effect on our business, financial condition or results of operations.

Our customers experience rapid technological changes, with which we must keep pace, but we may be unable to introduce new products on a timely and cost-effective basis to meet such changes.

The NanoElectronics and NanoResearch and Industry markets experience rapid technological change and new product introductions and enhancements. Our ability to remain competitive depends in large part on our ability to develop, in a timely and cost-effective manner, new and enhanced systems at competitive prices and to accurately predict technology transitions. In addition, new product introductions or enhancements by competitors could cause a decline in our sales or a loss of market acceptance of our existing products. Increased competitive pressure also could lead to intensified price competition, resulting in lower margins, which could materially adversely affect our business, prospects, financial condition and results of operations.

Our success in developing, introducing and selling new and enhanced systems depends on a variety of factors, including:

•       selection and development of product offerings;

•       timely and efficient completion of product design and development;

•       timely and efficient implementation of manufacturing processes;

•       effective sales, service and marketing functions; and

•       product performance.

Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both the future demand for products under development and the equipment required to produce such products. We cannot be certain that we will be successful in selecting, developing, manufacturing and marketing new products or in enhancing existing products. On occasion, certain product and application development has taken longer than expected. These delays can have an adverse affect on product shipments and results of operations.

The process of developing new high technology capital equipment products and services is complex and uncertain, and failure to accurately anticipate customers’ changing needs and emerging technological trends, to complete engineering and development projects in a timely manner and to develop or obtain appropriate intellectual property could significantly harm our results of operations. We must make long-term investments and commit significant resources before knowing whether our predictions will result in products that the market will accept. For example, we have invested significant resources in the development of three-dimensional metrology products for semiconductor wafer manufacturing and sales have been modest. If three-dimensional metrology is not widely accepted, or if we fail to develop products that are accepted by the marketplace, our long-term growth could be harmed. In addition, we have invested substantial resources in our new Titan Scanning Transmission Electron Microscope, or S/TEM, and further engineering and development will be required to take full advantage of this new S/TEM platform. If the completion of further development is delayed, potential revenue growth could be deferred or may not happen at all.

To the extent that a market does not develop for a new product, we may decide to discontinue or modify the product. These actions could involve significant costs and/or require us to take charges in future periods. If these products are accepted by the marketplace, sales of our new products may cannibalize sales of our existing products. Further, after a product is developed, we must be able to manufacture sufficient volume quickly and at low cost. To accomplish this objective, we must accurately forecast production volumes, mix of products and configurations that meet customer requirements. If we are not successful in making accurate forecasts, our business and results of operations could be significantly harmed.

Any failure by us to execute planned cost reductions successfully could result in total costs and expenses that are greater than expected.

We have undertaken restructuring plans to bring operational expenses to appropriate levels for our business. In 2005, we took significant restructuring charges in connection with the closing of our Peabody, Massachusetts plant and otherwise. We may have further workforce reductions or rebalancing actions in the future. Significant risks associated with these actions and other workforce management issues that may impair our ability to achieve anticipated cost reductions or that may otherwise harm our business include delays in implementation of anticipated workforce reductions in highly regulated locations outside of the United States, particularly in Europe and Asia, redundancies among restructuring programs, decreases in employee morale and the failure to meet operational targets due to the loss of employees, particularly sales and service employees and engineers.

Because we have significant operations outside of the United States, we are subject to political, economic and other international conditions that could result in increased operating expenses and regulation of our products and increased difficulty in maintaining operating and financial controls.

Since a significant portion of our operations occur outside of the United States, our revenues and expenses are impacted by foreign economic and regulatory conditions. Approximately 65% of our revenues in the thirty-nine weeks ended October 1, 2006 and 69% of our revenues in the year ended December 31, 2005 came from outside of the United States. We have manufacturing facilities in Brno, Czech Republic and Eindhoven, The Netherlands and sales offices in many other countries. In addition, approximately 25% of our sales in the thirty-nine weeks ended October 1, 2006 and 31% of our sales in the year ended December 31, 2005 were derived from sales in Asia. In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. Instabilities in Asian economies may continue and recur in the future or instability could occur in other foreign economies, any of which could have a material adverse effect on our business, prospects, financial condition, margins and results of operations.

Moreover, we operate in approximately 50 countries, 29 with a direct presence and an additional 21 via sales agents. Some of our global operations are geographically isolated, are distant from corporate headquarters and/or have little infrastructure support. Therefore, maintaining and enforcing operating and financial controls can be difficult. Failure to maintain or enforce controls could have a material adverse effect on our control over service inventories, quality of service, customer relationships and financial reporting.

Our exposure to the business risks presented by Asian economies and other foreign economies will increase to the extent we continue to expand our global operations. International operations will continue to subject us to a number of risks, including:

•       longer sales cycles;

•       multiple, conflicting and changing governmental laws and regulations;

•       protectionist laws and business practices that favor local companies;

•       price and currency exchange rates and controls;

•       taxes and tariffs;

•       export restrictions;

•       difficulties in collecting accounts receivable;

•       travel and transportation difficulties resulting from actual or perceived health risks (e.g., SARS and avian influenza); and

•       political and economic instability.

If third parties assert that we violate their intellectual property rights, our business and results of operations may be materially adversely affected.

Several of our competitors hold patents covering a variety of technologies that may be included in some of our products. In addition, some of our customers may use our products for applications that are similar to those covered by these patents. From time to time, we and our respective customers have received correspondence from our competitors claiming that some of our products, as used by our customers, may be infringing one or more of these patents. To date, none of these allegations has resulted in litigation. Our competitors or other entities may, however, assert infringement claims against us or our customers in the future with respect to current or future products or uses, and these assertions may result in costly litigation or require us to obtain a license to use intellectual property rights of others. Additionally, if claims of infringement are asserted against our customers, those customers may seek indemnification from us for damages or expenses they incur.

If we become subject to infringement claims, we will evaluate our position and consider the available alternatives, which may include seeking licenses to use the technology in question or defending our position. These licenses, however, may not be available on satisfactory terms or at all. If we are not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend our position, these potential infringement claims could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to enforce our intellectual property rights, especially in foreign countries, which could materially adversely affect our business.

Our success depends in large part on the protection of our proprietary rights. We incur significant costs to obtain and maintain patents and defend our intellectual property. We also rely on the laws of the United States and other countries where we develop, manufacture or sell products to protect our proprietary rights. We may not be successful in protecting these proprietary rights, these rights may not provide the competitive advantages that we expect or other parties may challenge, invalidate or circumvent these rights.

Further, our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as they are in the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in foreign countries. We derived approximately 65% of our sales from foreign countries in the thirty-nine weeks ended October 1, 2006 and 69% of our sales from foreign countries in the year ended December 31, 2005. If we fail to adequately protect our intellectual property rights in these countries, our business may be materially adversely affected.

Infringement of our proprietary rights could result in weakened capacity to compete for sales and increased litigation costs, both of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are substantially leveraged, which could adversely affect our ability to adjust our business to respond to competitive pressures and to obtain sufficient funds to satisfy our future manufacturing capacity and research and development needs.

We have significant indebtedness. As of October 1, 2006, we had total convertible long-term debt of approximately $195.9 million due in 2008 and $115.0 million due in 2013. The degree to which we are leveraged could have important consequences, including but not limited to the following:

•       our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited;

•       our shareholders would be diluted if we elect to settle all or a portion of our Zero Coupon Convertible Notes in shares, up to a maximum aggregate of 5,528,527 shares of our common stock, upon the bondholders’ election to convert the notes once certain stock price metrics are met;

•       our shareholders would be diluted if holders of all or a portion of our 5.5% Subordinated Convertible Notes elect to convert their notes, up to a maximum aggregate of 926,534 shares of our common stock;

•       our shareholders would be diluted if holders of all or a portion of our 2.875% Subordinated Convertible Notes elect to convert their notes, up to a maximum aggregate of 3,918,395 shares of our common stock;

•       a substantial portion of our cash flow from operations will be dedicated to the payment of the principal of, and interest on, our indebtedness; and

•       we may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.

Our ability to pay interest and principal on our debt securities, to satisfy our other debt obligations and to make planned expenditures will be dependent on our future operating performance, which could be affected by changes in economic conditions and other factors, some of which are beyond our control. A failure to comply with the covenants and other provisions of our debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. If we are at any time unable to generate sufficient cash flow from operations to service our indebtedness, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. We cannot assure you that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

We may have exposure to income tax rate fluctuations as well as to additional tax liabilities, which would impact our financial position.

As a corporation with operations both in the United States and abroad, we are subject to income taxes in both the United States and various foreign jurisdictions. Our effective tax rate is subject to fluctuation as the income tax rates for each year are a function of the following factors, among others:

•       the effects of a mix of profits or losses earned by us and our subsidiaries in numerous foreign tax jurisdictions with a broad range of income tax rates;

•       our ability to utilize recorded deferred tax assets;

•       changes in contingencies related to taxes, interest or penalties resulting from tax audits; and

•       changes in tax laws or the interpretation of such laws.

Changes in the mix of these items and other items may cause our effective tax rate to fluctuate between periods, which could have a material adverse effect on our financial position.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions.

We are regularly under audit by tax authorities with respect to both income and non-income taxes and may have exposure to additional tax liabilities as a result of these audits.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. Although we believe that our tax estimates are reasonable, we cannot assure you that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

We may have underestimated past restructuring charges or we may incur future restructuring and asset impairment charges, either of which may adversely impact our results of operations.

In the first three quarters of 2006, we recorded restructuring, reorganization, relocation and severance charges of $12.6 million, of which $3.3 million was for facilities and severance charges related to the closure of certain of our European field offices, the closure of our Tempe, Arizona research and development facility, as well as residual costs related to the Peabody, Massachusetts plant closure and the downsizing of the related semiconductor businesses, and $9.3 million was related to the termination of our Chief Executive Officer. Of the $9.3 million charge, $2.2 million was cash compensation and $7.1 million was non-cash stock-based compensation. In addition, in 2005 and over the last few years, we initiated a series of restructurings of our operations involving, among other things, the reduction of our workforce and the consolidation of excess facilities. Restructuring charges for 2005 totaled $8.5 million. We may incur additional restructuring and related expenses, which may have a material adverse effect on our business, financial condition or results of operations. The charges in connection with these restructurings are only estimates and may not be accurate. As part of these restructurings, we ceased to use certain of our leased facilities and, accordingly, we have negotiated, and are continuing to negotiate, certain lease terminations and/or subleases of our facilities. We cannot predict when or if we will be successful in negotiating lease termination agreements or subleases of our facilities on terms acceptable to us. If we are not successful in negotiating terms acceptable to us, or at all, we may be required to materially increase our restructuring and related expenses in future periods. Further, if we have additional reductions to our workforce or consolidate additional facilities in the future we may incur additional restructuring and related expenses, which could have a material adverse effect on our business, financial condition or results of operations.

In addition, we test our goodwill and other intangible assets for impairment annually or when an event occurs indicating the potential for impairment. If we record an impairment charge as a result of this analysis, it could have a material impact on our results of operations. We could also incur material charges as a result of write-downs of inventories or other tangible assets.

FASB’s adoption of Statement 123(R) will affect our reported results of operations and may affect how we compensate our employees and conduct our business.

On October 13, 2004, the FASB adopted Statement 123(R), “Share-Based Payment,” which required us, effective January 1, 2006, to measure compensation costs for all stock-based compensation, including stock options and our employee stock purchase plan, as currently constructed, at fair value and take a compensation charge equal to that value. If the FASB’s Statement 123(R) was in effect for 2005, 2004 and 2003, our net income would have been reduced by approximately $34.4 million in 2005, $12.4 million in 2004 and $9.5 million in 2003, net of tax for those years.

Changes in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practices have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results, change the mix of compensation we pay to our employees or change the way we conduct our business.

Due to our extensive international operations and sales, we are exposed to foreign currency exchange rate risks that could adversely affect our revenues, gross margins and results of operations.

A significant portion of our sales and expenses are denominated in currencies other than the United States dollar, principally the euro. For the year ended December 31, 2005, approximately 15 to 25% of our revenue was denominated in euros, while more than half of our expenses were denominated in euros or other foreign currencies. Particularly as a result of this imbalance, changes in the exchange rate between the U.S. dollar and foreign currencies, especially the euro, can impact our revenues, gross margins, results of operations and cash flows.

We enter into foreign forward exchange contracts to partially mitigate the impact of specific cash, receivables or payables positions denominated in foreign currencies. We also enter into various forward extra contracts, which are a combination of a foreign forward exchange contract and an option, as well as standard option contracts, to partially mitigate the impact of changes in the euro against the dollar on our European operating results. These contracts are considered derivatives. We are required to carry all open derivative contracts on our balance sheet at fair value. When specific accounting criteria have been met, derivative contracts can be designated as hedging instruments and changes in fair value related to these derivative contracts are recorded in other comprehensive income, rather than net income, until the underlying hedged transaction affects net income. When the designated hedges mature, they are recorded in cost of goods sold. We are required to record changes in fair value for derivatives not designated as hedges in net income in the current period. Prior to the second quarter of fiscal 2004, none of our derivative contracts were designated as hedges and all realized and unrealized gains and losses were recognized in net income in the current period. Our ability to designate derivative contracts as hedges significantly reduces the volatility in our operating results due to changes in the fair value of the derivative contracts.

Achieving hedge designation is based on evaluating the effectiveness of the derivative contracts’ ability to mitigate the foreign currency exposure of the linked transaction. We are required to monitor the effectiveness of all new and open derivative contracts designated as hedges on a quarterly basis. Based on our evaluation in 2005, we recorded charges totaling $0.5 million in other income/expense related to hedge dedesignations and ineffectiveness. We did not record any charges for hedge dedesignations or ineffectiveness in the first three quarters of 2006. Failure to meet the hedge accounting requirements could result in the requirement to record deferred and current realized and unrealized gains and losses into net income in the current period. This failure could result in significant fluctuations in operating results. In addition, we will continue to recognize unrealized gains and losses related to the changes in fair value of derivative contracts not designated as hedges in the current period net income. Accordingly, the related impact to operating results may be recognized in a different period than the foreign currency impact of the linked asset, liability or transaction.

The hedging transactions we undertake limit our exposure to changes in the dollar/euro exchange rate. The hedges are designed to protect us as the dollar weakens but also provide us with some flexibility if the dollar strengthens. Foreign currency losses recorded in other income/expense, inclusive of the impact of derivatives, totaled $1.4 million in the thirty-nine week period ended October 1, 2006 and $1.5 million during the year ended December 31, 2005.

Our acquisition and investment strategy subjects us to risks associated with evaluating and pursuing these opportunities and integrating these businesses.

In addition to our efforts to develop new technologies from internal sources, we also may seek to acquire new technologies from external sources. As part of this effort, we may make acquisitions of, or make significant debt and equity investments in, businesses with complementary products, services and/or technologies. Acquisitions can involve numerous risks, including management issues and costs in connection with the integration of the operations and personnel, technologies and products of the acquired companies, the possible write-downs of impaired assets and the potential loss of key employees of the acquired companies. The inability to effectively manage any of these risks could seriously harm our business. Additionally, difficulties in integrating any potential acquisitions into our internal control structure could result in a failure of our internal control over financial reporting, which, in turn, could create a material weakness.

During the fourth quarter of 2006, we sold one such investment, Knights Technology, which was a consolidated subsidiary. During the third quarter of 2006, we sold another cost-method investment for a gain of $5.2 million and wrote-off the remaining such investments, incurring an aggregate charge of $3.9 million. In 2005, we recorded impairment charges and realized losses totaling $6.4 million related to these investments. We may make such investments in the future.

To the extent we make investments in entities that we control, or have significant influence in, our financial results will reflect our proportionate share of the financial results of the entity.

Issues arising from our enterprise resource planning system could affect our operating results and ability to manage our business effectively.

Our ability to design, manufacture, market and service products and systems is dependent on information technology systems that encompass all of our major business functions. During 2005, we embarked upon a new enterprise resource planning (“ERP”) software system to enable us to fully integrate our diverse locations and processes. In total, we spent $7.6 million in 2005 and another $0.4 million in the first quarter of 2006. After a review of the projected costs and time to complete the project, we abandoned this project and expensed these costs in the respective periods discussed above.

Updating our existing system presents the potential for additional difficulties. Moreover, if the existing system, as updated, is not sufficient to meet our needs, it could adversely affect our ability to do the following in a timely manner: manage and replenish inventory; fulfill and process orders; manufacture and ship products in a timely manner; invoice and collect receivables; place purchase orders and pay invoices; coordinate sales and marketing activities; prepare our financial statements and manage our accounting systems and controls; and otherwise carry on our business in the ordinary course. Any such disruption could adversely affect our business, prospects, financial condition and results of operations. Moreover, difficulties arising from the ERP system could result in a failure of our internal control over financial reporting, which, in turn, could result in a material weakness and a qualified report from our independent registered public accounting firm.

Terrorist acts or acts of war and natural disasters may seriously harm our business and revenues, costs and expenses and financial condition.

Terrorist acts, acts of war and natural disasters, wherever located around the world, may cause damage or disruption to us or our employees, facilities, partners, suppliers, distributors and customers, any and all of which could significantly impact our revenues, expenses and financial condition. This impact could be disproportionately greater on us than on other companies as a result of our significant international presence. The potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot presently be predicted. We are largely uninsured for losses and interruptions caused by terrorist acts, acts of war and natural disasters, including at our headquarters located in Oregon, which is in a region subject to earthquakes.

Unforeseen health, safety and environmental costs could impact our future net earnings.

Some of our operations use substances that are regulated by various federal, state and international laws governing health, safety and the environment. We could be subject to liability if we do not handle these substances in compliance with safety standards for storage and transportation and applicable laws. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even when not subject to local government regulations. We will record a liability for any costs related to health, safety or environmental remediation when we consider the costs to be probable and the amount of the costs can be reasonably estimated.

Provisions of our charter documents, our shareholder rights plan and Oregon law could make it more difficult for a third party to acquire us, even if the offer may be considered beneficial by our shareholders.

Our articles of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. Our board of directors has also adopted a shareholder rights plan, or “poison pill,” which would significantly dilute the ownership of a hostile acquirer. In addition, the Oregon Control Share Act and the Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control over us. These provisions may have the effect of lengthening the time required for a person to acquire control of us through a proxy contest or the election of a majority of our board of directors, may deter efforts to obtain control of us and may make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by our shareholders.

Many of our current and planned products are highly complex and may contain defects or errors that can only be detected after installation, which may harm our reputation.

Our products are highly complex, and our extensive product development, manufacturing and testing processes may not be adequate to detect all defects, errors, failures and quality issues that could impact customer satisfaction or result in claims against us. As a result, we could have to replace certain components and/or provide remediation in response to the discovery of defects in products that are shipped. The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by our customers and other losses to us or to our customers. These occurrences could also result in the loss of, or delay in, market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenues and profitability.

Some of our systems use hazardous gases and emit x-rays, which, if not properly contained, could result in property damage, bodily injury and death.

A hazardous gas or x-ray leak could result in substantial liability and could also significantly damage customer relationships and disrupt future sales. Moreover, remediation could require redesign of the tools involved, creating additional expense, increasing tool costs and damaging sales. In addition, the matter could involve significant litigation that would divert management time and resources and cause unanticipated legal expense. Further, if such a leak involved violation of health and safety laws, we may suffer substantial fines and penalties in addition to the other damage suffered.

We may not be successful in obtaining the necessary export licenses to conduct operations abroad, and the U.S. Congress may prevent proposed sales to foreign customers.

We are subject to export control laws that limit which products we sell and where and to whom we sell our products. Moreover, export licenses are required from government agencies for some of our products in accordance with various statutory authorities, including the Export Administration Act of 1979, the International Emergency Economic Powers Act of 1977, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976. We may not be successful in obtaining these necessary licenses in order to conduct business abroad. Failure to comply with applicable export controls or the termination or significant limitation on our ability to export certain of our products would have an adverse effect on our business, results of operations and financial condition.

Risks Related to this Offering

The price of our common stock may fluctuate substantially.

The market price of our common stock has fluctuated substantially in the past, and may fluctuate substantially in the future, due to many factors, including the following as well as the other risks set forth above:

•       actual or anticipated fluctuations in our results of operations;

•       variance in our financial performance from the expectations of market analysts;

•       conditions and trends within the semiconductor market and other markets in which we sell our products;

•       loss of one or more significant customers;

•       changes in our level of backlog or our ability to convert backlog into revenue;

•       legislation; and

•       general economic conditions.

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We intend to retain any earnings for use in our business and, accordingly, we do not plan to declare dividends on shares of our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit.

This offering will result in a substantial amount of previously unregistered shares of our common stock being registered and distributed to the public, which may depress the market price of our common stock.

As of November 15, 2006, the number of outstanding shares of our common stock not beneficially owned by the selling shareholder was approximately 25,471,546. After giving effect to this offering, this figure will increase to 33,877,553. We expect that all shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. The number of shares of our common stock offered by the selling shareholder is significant in relation to the average daily trading volume of our common stock. Because of the size of this offering, the registration and sale of the shares of common stock in this offering could depress the market price of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock in this offering.

DIVIDEND POLICY

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to receive ratably such dividends as may be declared and distributions as may be authorized by the board of directors.

We intend to retain any earnings for use in our business and, accordingly, we do not plan to declare dividends on shares of our common stock in the foreseeable future.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is quoted on The Nasdaq Global Market under the symbol “FEIC”. The following table shows the high and low sales prices of our common stock as quoted on The Nasdaq Global Market for the periods indicated:

2004	High	Low
Quarter 1	$28.50	$20.17
Quarter 2	25.25	18.87
Quarter 3	23.27	16.66
Quarter 4	23.06	18.30

2005	High	Low
Quarter 1	$25.78	$19.39
Quarter 2	23.70	17.66
Quarter 3	24.65	18.96
Quarter 4	21.08	17.75

2006	High	Low
Quarter 1	$25.24	$19.75
Quarter 2	25.39	19.81
Quarter 3	23.20	19.00
Quarter 4 through November 28, 2006	25.62	20.63

As of November 28, 2006, the last reported sale price of our common stock on The Nasdaq Global Market was $24.01 per share. As of November 24, 2006, we had 99 shareholders of record and approximately 6,700 beneficial holders of our common stock.

CAPITALIZATION

The following table summarizes our cash and cash equivalents, short-term and long-term restricted cash, short-term and long-term investments and capitalization as of October 1, 2006.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for the quarterly periods ended April 2, 2006, July 2, 2006 and October 1, 2006 and the related consolidated financial statements and related notes incorporated by reference in this prospectus.

As of October 1, 2006
(in thousands)
Cash and cash equivalents	$92,323
Short-term restricted cash	26,645
Short-term investments in marketable securities	210,936
Long-term restricted cash	4,607
Non-current investments in marketable securities	31,236
Total cash, restricted cash and investments	$365,747
Debt:
2.875% Convertible Subordinated Notes	$115,000
5.5% Convertible Subordinated Notes	45,882
Zero Coupon Convertible Subordinated Notes	150,000
Total debt(1)	310,882
Shareholders’ Equity:
Common stock, 70,000 shares authorized, 33,792 shares issued and outstanding	340,315
Accumulated deficit	(50,695)
Accumulated other comprehensive income	30,225
Total shareholders’ equity	319,845
Total capitalization	$630,727

(1)          Does not include approximately $33.0 million of guarantees and letters of credit outstanding under our bank borrowing facilities, of which approximately $31.3 million were secured by restricted cash deposits.

MANAGEMENT

The following table identifies our current executive officers, their age, the positions they hold and the year in which they began serving as an executive officer as of November 15, 2006. Our executive officers are appointed by the board or directors annually to hold office until their successors are elected and qualified or their earlier death, resignation or removal.

Name	Age	Current Position(s) with Company	Officer Since
Don R. Kania	51	President and Chief Executive Officer	2006
Steven D. Berger	48	Senior Vice President	2002
John A. Doherty	60	Senior Vice President of Worldwide Sales and Service	1999
Robert H. J. Fastenau	53	Senior Vice President and General Manager, NanoResearch and Industry Division and NanoBiology Division	2001
Robert S. Gregg	53	Executive Vice President of Worldwide Sales and Service	2004
Jim D. Higgs	56	Senior Vice President, Human Resources	1997
Raymond A. Link	52	Executive Vice President and Chief Financial Officer	2005
Stephen F. Loughlin	55	Vice President of Finance	2001
Bradley J. Thies	46	Vice President, General Counsel and Secretary	2001

Don R. Kania joined us as a member of our board of directors and President and Chief Executive Officer in August 2006. From 1998 to 2006, Mr. Kania was President and Chief Operating Officer of Veeco Instruments Inc., a provider of metrology and process equipment. Prior to that he held technical and general management positions of increasing responsibility at Lawrence Livermore National Laboratory and Los Alamos National Laboratory, both science and technology research institutes related to national security. He holds B.S., M.S. and Ph.D. degrees in Physics and Engineering from the University of Michigan.

Steven D. Berger was appointed as our Senior Vice President, heading up our efforts in developing emerging technologies, effective May 2005. For the two years prior to that time, Dr. Berger served as our Executive Vice President and Chief Operating Officer. From August 2002 to May 2003, Dr. Berger was our Senior Vice President and Chief Technology Officer. Dr. Berger joined us in 1999, as Vice President and Peabody Site Manager via our merger with Micrion Corporation, a manufacturer of equipment used in semiconductor manufacturing. Dr. Berger joined Micrion in 1997 as Vice President. Dr. Berger earned his B.S. degree in Physics from the University of Salford and a Ph.D. degree in Electron Microscopy from the Cavendish Laboratory at Cambridge University.

John A. Doherty became our Senior Vice President of Worldwide Sales and Service in October 2001. Mr. Doherty joined us in August 1999 as Vice President and General Manager for the Asia Pacific Region Sales and Service Division. From 1984 to 1999, Mr. Doherty was Senior Vice President of Sales and Marketing for Micrion Corporation, a company that he helped found. Mr. Doherty is a director of Andor Technologies, PLC, a manufacturer of digital cameras used to measure light. Mr. Doherty holds B.S.E.E. and M.S. degrees from Rensselaer Polytechnic Institute.

Robert H. J. Fastenau became our Senior Vice President and General Manager, NanoResearch and Industry Division and NanoBiology Division, in October 2005, when we reorganized into market divisions from product divisions. From January 2001 until October 2005, Dr. Fastenau was Senior Vice President and General Manager of our Electron Optics Product Division. From 1997 to January 2001, he was Senior Vice President of Research and Development for that division. Dr. Fastenau came to us via

Philips Electron Optics Division, which we merged with in February 1997. Dr. Fastenau holds M.S. and Ph.D. degrees in Technical Physics from Delft University.

Robert S. Gregg was appointed Executive Vice President of Worldwide Sales and Service in October 2005. Prior to that, Mr. Gregg served as our Executive Vice President and Chief Financial Officer since January 2004. From 2002 until joining us, Mr. Gregg was a consultant to a number of high technology companies. From 1999 through 2002, Mr. Gregg was President and Chief Executive Officer of Unicru, Inc., a provider of hiring management software systems. Prior to this, Mr. Gregg served as the Chief Financial Officer at Sequent Computer Systems, Inc., a global computer company, for 16 years. Mr. Gregg holds a B.S. degree in Finance and Accounting from the University of Oregon.

Jim D. Higgs joined us as Senior Vice President, Human Resources in November 1997. Prior to joining us, Mr. Higgs was the Oregon Site Management Director of Synopsys, Inc., a leading supplier of electronic design automation software to the global electronics industry, and, prior to its merger into Synopsys, the Vice President of Human Resources for Logic Modeling. In 1988, Mr. Higgs left Intel Corporation after fourteen years in various senior Human Resource management positions, including the last as the Vice President of a joint venture between Intel and Siemens AG. Mr. Higgs holds B.S. degrees in Business, Psychology and Physics from the University of Oregon.

Raymond A. Link joined us as Executive Vice President and Chief Financial Officer in July 2005. In addition, Mr. Link served as our Interim Chief Executive Officer from April 2006 until August 2006. From July 2001 until joining us, Mr. Link served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of TriQuint Semiconductor, Inc. Mr. Link joined TriQuint as a result of its merger with Sawtek Inc., a designer and manufacturer of a broad range of electronic signal processing components primarily used in the wireless communications industry. He started with Sawtek in September 1995 as Vice President Finance and Chief Financial Officer and was promoted to Senior Vice President and Chief Financial Officer in October 1999. Mr. Link is on the board of directors of Cascade Microtech, Inc., a manufacturer of test equipment for the semiconductor industry. Mr. Link received a B.S. degree from the State University of New York at Buffalo and an M.B.A. degree from the Wharton School at the University of Pennsylvania. Mr. Link is also a C.P.A.

Stephen F. Loughlin became our Vice President of Finance in January 2004 and, prior to that, served as Acting Chief Financial Officer from December 2001 until January 2004. Mr. Loughlin initially joined us as our Vice President of Finance, a position he held from July 2001 to December 2001. From April 1999 through June 2001, Mr. Loughlin served as Vice President of Finance and Chief Financial Officer for RadiSys Corporation, a provider of communications systems components. Mr. Loughlin spent the prior nine years at Sequent Computer Systems, Inc., a global computer company, as Vice President and Controller. Mr. Loughlin serves on the board of directors of Lacrosse Footwear, Inc., a producer of footwear and apparel. Mr. Loughlin holds a B.S. degree in Accounting from Boston College.

Bradley J. Thies rejoined us as Vice President, General Counsel and Secretary in April 2001. Mr. Thies had previously served as our General Counsel and Secretary from February 1999 to April 2000. From April 2000 to April 2001, Mr. Thies was General Counsel of WebTrends Corp., an enterprise website monitoring and analytics software company. Mr. Thies holds a B.A. degree in Political Science and History from Willamette University and a J.D. degree from Columbia Law School.

SELLING SHAREHOLDER

The following table contains certain information regarding the beneficial ownership of the selling shareholder of our common stock as of November 15, 2006 and the number of shares offered by the selling shareholder in this offering. The number of shares held by the selling shareholder is based on information received from the selling shareholder.

Shareholder	Number of Shares	Percent of Shares Outstanding(1)	Maximum Number of Shares Offered in this Offering	Percentage Ownership After this Offering(2)
Philips Business Electronics International B.V. Glaslaan 2 5616 LW Eindhoven The Netherlands	8,406,007	24.8%	8,406,007	0.0%

(1)                               Applicable percentage of ownership is based on 33,877,553 shares of common stock outstanding as of November 15, 2006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and is based on voting and investment power with respect to shares.

(2)                               As of November 15, 2006, Philips Business Electronics International B.V., or “PBE,” held 8,406,007 shares. The voting and dispositive power with respect to these shares is shared with Koninklijke Philips Electronics N.V., of which PBE is a wholly owned subsidiary. As described below under “Right to Receive Additional Common Stock,” PBE has the right to receive additional shares of our common stock, for no additional consideration, when FEI stock options that were outstanding on February 21, 1997 are exercised. PBE’s right to receive additional shares also applies to specific options which replaced options outstanding on February 21, 1997.

Business Relationships with the Selling Shareholder

We have certain business relationships with the selling shareholder and its affiliated entities, including the purchase of materials, leasing of facilities, and the procurement of research and development and various other services by us from Philips. After the sale of the shares in this offering, Philips will no longer have a material economic interest in us and there can be no assurance that our relationships with Philips will not change or be terminated.

For further information about our business relationships and transactions with Philips, see Note 17 to our consolidated financial statements set forth in our Quarterly Report on Form 10-Q for the quarter ended October 1, 2006 and Note 19 to our consolidated financial statements set forth in our Annual Report on Form 10-K for the year ended December 31, 2005, which are incorporated by reference in this prospectus. Since the date of the information in the Quarterly Report on Form 10-Q for the quarter ended October 1, 2006 there has been no material change in our relationship with the selling shareholder, except that, on November 6, 2006, Philips divested its Enabling Technologies Group, which historically has been a significant supplier of subassemblies to us.

Directorship of Jan C. Lobbezoo

Jan C. Lobbezoo, an officer of Philips, is a member of our board of directors. Mr. Lobbezoo is expected to continue to serve as a director for the remainder of his current term and, subject to the board’s nominating process and reelection by our shareholders, may continue to serve as a director thereafter.

Right to Receive Additional Common Stock

In February 1997, we acquired the electron optics business of Philips pursuant to a combination agreement between us and a subsidiary of Philips. We issued shares of our common stock to PBE at the time of the combination agreement. In addition, when stock options that were outstanding on February 21, 1997 are exercised, PBE has a right to receive additional shares of our common stock equal to approximately 122.22% of the number of shares issued on exercise of these options. PBE’s right to receive these additional shares also applies to specific options granted on September 18, 1998 which replaced options outstanding on February 21, 1997. The 122.22% factor applied to the number of shares issued on exercise of the stock options is derived from the 55% ownership interest that PBE acquired at the time of the combination agreement. We are obligated to issue these additional shares to PBE at the end of each quarter. The consideration for the issuance of these additional shares, together with the shares issued to PBE in February 1997, was the transfer to us of the electron optics business. PBE therefore does not have to pay us any additional consideration to receive these shares. Since February 21, 1997, we have issued 891,790 shares of our common stock to PBE under this agreement. We cannot predict the exact number of shares that will be issued to PBE in the future under this agreement because we do not know the number of this group of our outstanding options that will eventually be exercised. We estimate that the maximum potential number of additional shares that may in the future be issued to PBE under this contractual right is approximately 185,000, subject to Philips’ right to audit the final amount as provided in the agreement with Philips effective as of December 31, 2000.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 70,000,000 shares of common stock and 500,000 shares of preferred stock.

Common Stock

As of November 15, 2006, there were 33,877,553 shares of common stock outstanding.

Dividends. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to receive ratably such dividends as may be declared and distributions as may be authorized by the board of directors. Under Oregon law, the board of directors of a corporation may authorize and the corporation may make distributions (including dividends) to shareholders only if after giving effect to the distribution (1) the corporation would be able to pay its debts as they become due in the usual course of business and (2) the corporation’s total assets would at least equal the sum of the total liabilities plus, unless the corporation’s articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Voting. FEI’s articles of incorporation provide that each FEI shareholder has the right to one vote for each share of FEI common stock registered in the shareholder’s name on each matter submitted to a shareholder vote. The FEI bylaws specify that, other than the election of directors and except as otherwise provided by the FEI articles of incorporation or by the Oregon Business Corporation Act, all matters to be voted on by FEI shareholders will be approved, assuming a quorum is present, if the votes cast by shares entitled to vote favoring the action exceed the votes cast opposing the action. Unless otherwise provided in the FEI articles of incorporation, directors are elected by a plurality of the votes cast by shares entitled to vote in the election at a meeting at which a quorum is present. The Oregon Business Corporation Act provides that articles of incorporation or bylaws may allow cumulative voting for elections of directors of a corporation. Neither FEI’s articles of incorporation nor bylaws provide for cumulative voting in the election of directors.

Preemptive Rights, Conversion and Redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation, Dissolution and Winding up. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any preferred stock.

Preferred Stock

The board of directors is authorized, without action by the shareholders, to designate and issue up to 500,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

As of November 15, 2006, there were no shares of preferred stock outstanding. With the adoption of our shareholder rights plan on July 21, 2005, we designated 75,000 shares of preferred stock as Series A Participating Preferred Stock.

Shareholder Rights Plan

On July 21, 2005, pursuant to a Preferred Stock Rights Agreement (the “Rights Agreement”) between FEI and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”), our board of directors declared a dividend of one right (a “Right”) to purchase one one-thousandth share of our Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of our Common Stock (the “Common Shares”). The dividend was payable on August 12, 2005 (the “Record Date”) to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred at an exercise price of $120 (the “Purchase Price”), subject to adjustment.

The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement.

Rights Evidenced by Common Share Certificates. The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date. The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by our Board of Directors) after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by our Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 20% or more of our then outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.” Philips Business Electronics International B.V. (“Philips”), any entity of which Philips owns at least 90% of such entity’s voting stock and any individual or entity that owns at least 90% of Philips’ voting stock (each, a “Philips’ Affiliate”) shall not be an Acquiring Person so long as it does not acquire 30% or more of the Common Shares then outstanding. Wherever in this section a reference is made to a 20% threshold, the threshold shall be read to equal 30% as it applies to Philips and the Philips’ Affiliates.

Expiration of Rights. The Rights will expire on the earliest of (i) August 12, 2015 (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights. Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. Under certain circumstances, holders of the Rights may receive Common Shares, cash or other consideration in lieu of Series A Preferred.

Right to Buy Company Common Shares. Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 20% or more of our then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by us as set forth below.

Right to Buy Acquiring Company Shares. Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 20% or more of our then outstanding Common Shares, (i) we are acquired in a merger or other business combination transaction, or (ii) 50% or more of our consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision. At any time after an Acquiring Person obtains 20% or more of our then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of our outstanding Common Shares, our Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption. At any time on or prior to the Close of Business on the earlier of (i) the fifth day following the attainment of 20% or more of our then outstanding Common Shares by an Acquiring Person (or such later date as may be determined by action of our Board of Directors and publicly announced by us), or (ii) the Final Expiration Date, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution. The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with dilutive issuances by us as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

No Shareholders’ Rights Prior to Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred. Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

No Voting Rights. Rights will not have any voting rights.

Certain Anti-Takeover Effects. The Rights may have the effect of rendering more difficult or discouraging an acquisition of FEI deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Oregon Law Protections

We are subject to the Oregon Control Share Statute. This statute generally provides that a person who acquires voting stock of an Oregon corporation, in a transaction that results in that person holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation, cannot vote the shares the person acquired in the acquisition unless the voting rights are restored to the acquired shares. The acquiror has a statutory right to call a special meeting of shareholders to restore these voting rights, which requires the approval of:

•       a majority of the outstanding voting shares; and

•       the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the company’s officers and inside directors.

We are also subject to the provisions of the Oregon Business Combination Statute that govern business combinations between corporations and interested shareholders. The statute generally provides that if a person acquires 15% or more of the outstanding voting stock of an Oregon corporation, the corporation and the interested shareholder, or any affiliated entity of the interested shareholder, may not engage in certain business combination transactions for three years following the date the person acquired the shares. These restrictions do not apply if:

•       the acquiring shareholder owns at least 85% of the outstanding voting stock of the corporation after the transaction (disregarding shares owned by inside directors or by specified employee benefits plans);

•       prior to the transaction, the board of directors approves the transaction that results in the shareholder owning at least 15% or more of the corporation’s voting stock; or

•       subsequent to the transaction, the board of directors and 66.67% of the disinterested voting stock approve the transaction in which the interested shareholder acquires at least 15% of the corporation’s voting stock.

Also, in evaluating a tender offer or proposal to merge or consolidate an Oregon corporation with another corporation or to acquire all or substantially all of the assets of an Oregon corporation, Oregon law allows directors of the corporation, when determining what they believe to be in the best interests of the corporation, to consider:

•       the social, legal and economic effects on employees, customers and suppliers of the corporation and on the communities and geographical areas where the corporation and its subsidiaries operate;

•       the economy of Oregon and the nation;

•       the long-term and short-term interests of the corporation and its shareholders; and

•       other relevant factors.

Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may prevent or discourage a third party from acquiring us, even if the acquisition would be beneficial to our shareholders. Under our articles of incorporation, the board of directors has the power to authorize the issuance of up to 500,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the shareholders.

Under our bylaws, a shareholder nomination for members of our board of directors or other business proposed by a shareholder must be delivered to us within specific time frames established by our bylaws, and cumulative voting in the election of directors is not allowed.

These provisions may deter a hostile takeover or delay a change in control or management of FEI.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq Global Market Listing

Our common stock is quoted on The Nasdaq Global Market under the symbol “FEIC”.

UNDERWRITING

The selling shareholder intends to offer the shares through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Needham & Company, LLC and Thomas Weisel Partners LLC. Subject to the terms and conditions set forth in a purchase agreement among us, the selling shareholder and the underwriters, the selling shareholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling shareholder, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Needham & Company, LLC
Thomas Weisel Partners LLC
Total	8,406,007

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase agreement commitments of the nondefaulting underwriters may be increased or the purchase may be terminated.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us and the selling shareholder that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $       per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholder.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to selling shareholder	$	$

The expenses of this offering to be paid by the selling shareholder are estimated to be approximately $350,000. These expenses do not include underwriting discounts and commissions and legal expenses of the selling shareholder. The underwriters have agreed to reimburse the selling shareholder for certain of these expenses.

No Sales of Similar Securities

We and our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of the purchase agreement, without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•       offer, pledge, sell or contract to sell any common stock;

•       sell any option or contract to purchase any common stock;

•       purchase any option or contract to sell any common stock;

•       grant any option, right or warrant for the sale of any common stock;

•       lend or otherwise dispose of or transfer any common stock;

•       request or demand that we file a registration statement related to the common stock; or

•       enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock or such other securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to reduce positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases of the common stock to stabilize its price or to reduce a short position may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed on for the underwriters by Latham & Watkins LLP, Menlo Park, California. The selling shareholder is being represented as to U.S. matters in connection with this offering by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of FEI Company and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.fei.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-3, including the exhibits, schedules and amendments to the registration statement, under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in, or incorporated by reference in, this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement or elsewhere in our public filings.

In addition, we are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, we file periodic and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates by reference some of the reports, proxy and information statements and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. The information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) and any future filings (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

•       Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), including those portions of our definitive proxy statement on Schedule 14A, filed on April 7, 2006, with respect to our annual meeting of shareholders held on May 11, 2006 that are incorporated by reference into our 2005 Form 10-K;

•       Quarterly Reports on Form 10-Q for the quarters ended April 2, 2006, July 2, 2006 and October 1, 2006;

•       Our Current Reports on Form 8-K filed on April 3, 2006, May 3, 2006, May 12, 2006, May 15, 2006, May 16, 2006, May 23, 2006, July 27, 2006, August 22, 2006, August 24, 2006, September 21, 2006 and November 1, 2006;

•       the description of our common stock contained in our registration statement on Form 8-A, including any amendments filed for the purpose of updating that description; and

•       the description of the preferred stock purchase rights for our common stock contained in our registration statement on Form 8-A filed with the SEC on July 27, 2005.

Any statements made in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated by reference in this prospectus should be read in conjunction with documents we have filed with the SEC.

Upon written or oral request, we will provide to you at no cost a copy of any or all information that has been incorporated by reference in this prospectus. Requests for documents should be directed to Investor Relations, FEI Company, 5350 NE Dawson Creek Drive, Hillsboro, Oregon 97124-5793, telephone number (503) 726-7500. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in this prospectus.

8,406,007 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Credit Suisse

Needham & Company, LLC

Thomas Weisel Partners LLC

                    , 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates (other than the registration fee):

SEC registration fee	$21,623
Accounting fees and expenses	45,000
Transfer agent fees and expenses	10,000
Legal fees and expenses of the registrant	160,000
Printing and related expenses	80,000
Miscellaneous	33,377
Total expenses	$350,000

The selling shareholder has agreed to reimburse us for the total expenses of this offering.

Item 15.                 Indemnification of Directors and Officers

Our articles and bylaws provide that we will indemnify to the fullest extent not prohibited by law any current or former officer or director. The Oregon Business Corporation Act (“OBCA”) permits corporations to indemnify directors in certain circumstances, prohibits corporations from indemnifying directors in other circumstances and requires corporations to indemnify officers and directors in yet other circumstances.

Section 60.391 of the OBCA permits corporations to indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

a)                                     The conduct of the individual was in good faith;

b)                                    The individual reasonably believed that the individual’s conduct was in the best interests of the corporation, or at least not opposed to its best interests; and

c)                                     In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

A director’s conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of (b) above. Furthermore, the termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described herein. Indemnification permitted under Section 60.397 of the OBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 60.397 of the OBCA prohibits corporations from indemnifying a director:

a)                                     In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

b)                                    In connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

Section 60.394 of the OBCA requires corporations to indemnify an officer or director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the officer or director was a party because of being an officer or director of the corporation against reasonable expenses incurred by the officer or director in connection with the proceeding.

Because the limits of permissible indemnification under the OBCA are not clearly defined, our articles and bylaws may provide for broader indemnification than that described in the OBCA. Our articles and bylaws provide that we shall indemnify to the fullest extent not prohibited by law any current or former officer or director who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (including an action, suit or proceeding by or in the right of the corporation) by reason of the fact that the person is or was acting as a director, officer or agent of the corporation or as a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or serves or served at the request of the corporation as a director or officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws also provide that, at the written request of the director of officer, we may pay in advance the expenses incurred by such director or officer in any proceeding, if the director or officer:

a)                                     Furnishes the corporation a written affirmation of such person’s good faith belief that such person is entitled to be indemnified by the corporation; and

b)                                    Furnishes the corporation a written undertaking to repay such advance to the extent that it is ultimately determined by a court that such person is not entitled to be indemnified by the corporation.

Such advances shall be made without regard to the person’s ability to repay such expenses and without regard to whether the person ultimately is entitled to indemnification under our bylaws or otherwise.

We also maintain insurance for the protection of our directors and officers against any liability asserted against such individuals in their official capacities. The rights of indemnification described in our articles and bylaws are not exclusive of any other rights of indemnification to which the a director or officer may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise and as to action in another capacity while holding such office.

Item 16.                 Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
1.1	Form of Purchase Agreement.*
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	Consent of Deloitte & Touche LLP, independent registered public accountants.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1	Power of Attorney of certain officers and directors of FEI Company. (See page II-4 of this Form S-3).

*                    To be filed by amendment or as an exhibit to a report filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act and incorporated by reference herein.

Item 17.                 Undertakings

(A)         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(C)          The undersigned Registrant hereby undertakes that:

(1)          for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)          for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, State of Oregon, on November 29, 2006.

FEI COMPANY
By:	/s/ DON R. KANIA
Don R. Kania
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Don R. Kania, Raymond A. Link and Bradley J. Thies, and each of them individually, as his true and lawful attorneys-in-fact and agents, with the power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ DON R. KANIA	President, Chief Executive Officer and	November 29, 2006
Don R. Kania	Director (Principal Executive Officer)
/s/ RAYMOND A. LINK	Executive Vice President and Chief Financial	November 29, 2006
Raymond A. Link	Officer (Principal Financial Officer)
/s/ STEPHEN F. LOUGHLIN	Vice President of Finance (Principal	November 29, 2006
Stephen F. Loughlin	Accounting Officer)
/s/ MICHAEL J. ATTARDO	Director	November 29, 2006
Michael J. Attardo

/s/ LAWRENCE A. BOCK	Director	November 29, 2006
Lawrence A. Bock
/s/ WILFRED J. CORRIGAN	Director	November 29, 2006
Wilfred J. Corrigan
/s/ THOMAS F. KELLY	Director	November 29, 2006
Thomas F. Kelly
/s/ WILLIAM W. LATTIN	Director	November 29, 2006
William W. Lattin
/s/ JAN C. LOBBEZOO	Director	November 29, 2006
Jan C. Lobbezoo
/s/ GERHARD H. PARKER	Director	November 29, 2006
Gerhard H. Parker
/s/ JAMES T. RICHARDSON	Director	November 29, 2006
James T. Richardson
/s/ DONALD R. VANLUVANEE	Director	November 29, 2006
Donald R. VanLuvanee

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Form of Purchase Agreement.*
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	Consent of Deloitte & Touche LLP, independent registered public accountants.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1	Power of Attorney of certain officers and directors of FEI Company. (See page II-4 of this Form S-3).

*                                         To be filed by amendment or as an exhibit to a report filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act and incorporated by reference herein.